APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Proof Bread 51 LLC

Financial Statements and Report

June 30, 2022

Table of Contents



Independent Accountant's Review Report

Jonathan Przybyl
Proof Bread 51 LLC
Mesa, AZ

We have reviewed the accompanying financial statements of Proof Bread 51 LLC (the Company), which comprise the balance sheet as of June 30, 2022, and the related statements of income, changes in members' equity, and cash flows for the period then ended (since organization on June 16, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Proof Bread 51 LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is pre-revenue and has only recently been organized and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____
Philip Debaugh, CPA

OWINGS MILLS, MD
July 14, 2022

Proof Bread 51 LLC

Balance Sheet (Unaudited)

As of June 30, 2022

	$
Assets	-
Total Current Assets	-
Total Noncurrent Assets	-
Total Assets	-
Liabilities & Members' Equity	-
Liabilities	-
Total Current Liabilities	-
Total Noncurrent Liabilities	-
Total Liabilities	-
Total Members' Equity	-
Total Liabilities & Members' Equity	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Proof Bread 51 LLC
Statement of Income (Unaudited)
For the period ended June 30, 2022

	$
Operating Expenses	
Advertising and promotion	
Automobile	
Bad debt expense	
Communications and information technology	
Research and development	
Salaries and wages	
Other operating (income) expense	
Net Income (Loss)	

Proof Bread 51 LLC
Statement of Changes in Members' Equity (Unaudited)
For the period ended June 30, 2022

	Total Members' Equity $
Balance at June 16, 2022	-
Net income (loss)	-
Stock-based compensation expense	-
Balance at June 30, 2022	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Proof Bread 51 LLC

Statement of Cash Flows (Unaudited)

For the period ended June 30, 2022

	$
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)	
Operating Activities	
Depreciation and amortization	-
Share based compensation	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)	-
Operating Activities	
(Increase) decrease in operating assets, net of effects of businesses acquired	
Accounts receivable	-
Prepaid expenses	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired	
Accounts payable and accrued liabilities	-
Other liabilities	-
Net Cash Provided by (Used in) Operating Activities	-
Cash Flows from Investing Activities	
Purchase of property, plant, and equipment	-
Purchase of investments	-
Net Cash Provided by (Used in) Investing Activities	-
Cash Flows from Financing Activities	
Proceeds from issuance of debt	-
Repayment of debt	-
Net Cash Provided by (Used in) Financing Activities	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, cash equivalents, and restricted cash at beginning of period	-
Cash, Cash Equivalents, and Restricted Cash at End of Period	-

Notes to the Financial Statements

Proof Bread 51 LLC
Notes to the Financial Statements
For the period ended June 30, 2022

1. Summary of significant accounting policies

a. Nature of operations

Proof Bread 51 LLC (the Company) is an artisan bakery and supply house. Operations include the retail sale of bread and pastries. Operations also include managing the ingredient supply chain, warehousing, logistics and food preparation work.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements presented represent the activity of the Company from its date of incorporation on June 16, 2022 to June 30, 2022.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active;

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Proof Bread 51 LLC
Notes to the Financial Statements
For the period ended June 30, 2022

or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company is pre-revenue and will require significant capital contributions from its parent company to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Proof Bread 51 LLC
Notes to the Financial Statements
For the period ended June 30, 2022

Management evaluated all activity of the Company through July 14, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.